UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31335

AU Optronics Corp.
(Exact name of registrant as specified in its charter)

1 Li-Hsin Road 2 Hsinchu Science Park Hsinchu, Taiwan Republic of China Telephone No.: +886-3-500-8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of par value NT$10.00 each American Depositary Shares, Each Representing 10 Common Shares of Par Value NT$10.00 Each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.       AU Optronics Corp. (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2002, following the listing of the Company’s American depositary shares (“ADSs”), representing its common shares, on the New York Stock Exchange (the “NYSE”) and registration on Form F-6 (file number: 333-118892), filed by Citibank, N.A. (the “Depositary”), depositary of the Company’s American Depositary Receipt (“ADR”) program, on September 9, 2004. On September 20, 2019, the Company filed a Form 25 with the United States Securities and Exchange Commission (the “Commission”) in connection with the delisting of its ADSs from the NYSE which became effective on October 1, 2019.

B.       The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Form F-3 that was filed and became automatically effective on May 2, 2013.

Item 3. Foreign Listing and Primary Trading Market

A.       The foreign exchange on which the Company has maintained a listing of its common shares is Taiwan Stock Exchange Corporation (the “TWSE”) and such exchange constitutes the primary trading market for the Company’s securities.

B.       The Company was initially listed on the TWSE on September 8, 2000. The Company has maintained the listing of its common shares on the TWSE for at least the 12 months preceding the filing of this Form 15F.

C.       The percentage of trading in common shares that occurred in Taiwan for the 12-month period from October 1, 2019 to September 30, 2020 (both dates inclusive) was 96.7%.

Item 4. Comparative Trading Volume Data

A.       The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2019 through September 30, 2020 (both dates inclusive).

B.       The average daily trading volume of the Company’s common shares in the United States (both on-exchange and off-exchange) was 3,459,557 shares for the same 12-month period. The average daily trading volume of the Company’s common shares worldwide was 104,096,599 shares for the same 12-month period.

C.       The average daily trading volume of the Company’s common shares in the United States was approximately 3.3% of the average daily trading volume of the Company’s common shares on a worldwide basis for the same 12-month period.

D.       The Company delisted its ADSs from the NYSE effective as of the end of the trading day on September 30, 2019. As of the beginning of business on October 1, 2020, the average daily trading volume of the Company’s common shares in the United States as a percentage of the average daily trading volume for the Company’s common shares on a worldwide basis for the preceding 12-month period was approximately 19.4%.

E.       The Company has not terminated a sponsored American Depositary Receipt facility regarding its common shares.

F.       The Company used Bloomberg L.P. as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on September 9, 2019 and October 28, 2020 and used PRNewswire to disseminate the notice in the United States. In addition, the press release was posted to the Company’s website and submitted to the SEC on Form 6-K via EDGAR on September 9, 2019 and October 28, 2020.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.auo.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)       The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)       It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AU Optronics Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, AU Optronics Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: October 28, 2020

AU Optronics Corp.

By:	/s/ Benjamin Tseng
Name:	Benjamin Tseng
Title:	Chief Financial Officer